UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              HeadHunter.NET, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    422077107
                    ----------------------------------------
                                 (CUSIP Number)

                              Barry J. Wagner, Esq.
                                 General Counsel
                               Omnicom Group Inc.
                          437 Madison Avenue, 9th Floor
                            New York, New York 10022
                                 (212) 415-3600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 2001
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             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|


                              (Page 1 of 5 Pages)

      This amendment amends and supplements the information set forth in the Statement on Schedule 13D filed on July 31, 2000 (as previously amended, the "Schedule 13D"), by Omnicom Group Inc. (the "Reporting Person") relating to common stock of HeadHunter.NET, Inc. ("Headhunter") received in a business combination transaction. In addition to the Items specified below, each other item of the Schedule 13D to which the information set forth below is relevant is amended thereby.

Item 2. Identity and Background.

      Bernard Hodes Group Inc. ("BHG"), a wholly owned subsidiary of the Reporting Person and the nominal owner of the Headhunter common shares to which this Schedule 13D relates, has been omitted as a reporting person in as much as, as a wholly owned subsidiary of the Reporting Person, only Omnicom has actual voting or dispositive power with respect to the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      At Headhunter's request, Headhunter and the Reporting Person (through a wholly owned subsidiary) amended the $10.0 million Credit Agreement entered into at the time of the Headhunter/CareerMosaic merger. Among other things, the amendment extended the maturity date to June 30, 2004 and permits, subject to certain conditions and limitations, the loan to be converted into Headhunter common stock beginning July 1, 2001. The number of shares into which the loan may become convertible and the conversion price per share are indeterminable because they depend on future events, including the market price for Headhunter common stock.

      Copies of the amended credit agreement and certain other amended agreements entered into in connection therewith are filed as exhibits hereto and are incorporated herein by reference. The foregoing description is qualified in its entirety by reference thereto.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended as follows:

Exhibit 1:  Merger Agreement, as amended (incorporated by reference to Exhibit
            2.2 to HeadHunter.NET, Inc.'s Form S-4, as filed with the SEC on June 19, 2000).

Exhibit 2: Amended and Restated Shareholders' Agreement (incorporated by reference to Exhibit 10.13 to HeadHunter.NET, Inc.'s Form 10-K, as filed with the SEC on February 28, 2001).

Exhibit 3: Waiver (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the SEC on August 1, 2000).

Exhibit 4: Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.12 to HeadHunter.NET, Inc.'s Form 10-K, as filed with the SEC on February 28, 2001).


                              (Page 2 of 5 Pages)

Exhibit 5:  Amended and Restated Credit Agreement (incorporated by reference to
            Exhibit 10.14 to HeadHunter.NET, Inc.'s Form 10-K, as filed with the SEC on February 28, 2001).

Exhibit 6: Stock Transfer Agreement (incorporated by reference to Exhibit 7 to Amendment No. 3 to Schedule 13D, as filed with the SEC on January 8,
            2001).


                              (Page 3 of 5 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct, and agrees that this Statement may be filed on behalf of the undersigned by Omnicom Group Inc.


                                                     OMNICOM GROUP INC.

                                             By: /s/ RANDALL J. WEISENBURGER
                                                 -------------------------------
                                                     Executive Vice President

Date: March 1, 2001

                              (Page 4 of 5 Pages)

                                 EXHIBIT INDEX

Exhibit 1:  Merger Agreement, as amended (incorporated by reference to Exhibit
            2.2 to HeadHunter.NET, Inc.'s Form S-4, as filed with the SEC on June 19, 2000).

Exhibit 2: Amended and Restated Shareholders' Agreement (incorporated by reference to Exhibit 10.13 to HeadHunter.NET, Inc.'s Form 10-K, as filed with the SEC on February 28, 2001).

Exhibit 3: Waiver (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the SEC on August 1, 2000).

Exhibit 4: Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.12 to HeadHunter.NET, Inc.'s Form 10-K, as filed with the SEC on February 28, 2001).

Exhibit 5:  Amended and Restated Credit Agreement (incorporated by reference to
            Exhibit 10.14 to HeadHunter.NET, Inc.'s Form 10-K, as filed with the SEC on February 28, 2001).

Exhibit 6: Stock Transfer Agreement (incorporated by reference to Exhibit 7 to Amendment No. 3 to Schedule 13D, as filed with the SEC on January 8,
            2001).


                              (Page 5 of 5 Pages)